Pruco Life Insurance Company
Pruco Life Insurance Company of New Jersey

Insured     Rider for Policy No.

This contract is issued as a conversion from an earlier contract.

The period we state under Incontestability in this contract will start on the date coverage of this Insured began under the earlier contract. But if that contract was reinstated before the date of this contract, for each reinstatement we will have the right to use as a basis for a contest of this contract the statements that were made in the application for reinstatement. The period during which we will have that right will be the period we state under Incontestability in this contract; it will start on the date of the reinstatement.

The period we state under Suicide Exclusion in this contract will start on the date coverage of this Insured began under the earlier contract.

Rider attached to and made a part of this contract on the Contract Date
Pruco Life Insurance Company of New Jersey,
By: /s/ Dorothy K. Light
Secretary
PLIY 20-82